

April 2, 2014

<u>Via E-Mail</u>
Diane J. Harrison
Chief Executive Officer
PurpleReal.com, Inc.
6371 Business Boulevard, Suite 200
Sarasota, Florida 34240

> **Re:** **PurpleReal.com, Corp**
> **Registration Statement on Form S-1**
> **Filed March 4, 2014**
> **File No. 333-194307**

Dear Ms. Harrison:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both no operations and no or nominal non-cash assets. See Rule 405 of Regulation C under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

- Your disclosure indicates that you are a development stage company issuing penny stock;
- You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
- You have assets of only $19,000 consisting only of cash; and
- Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. It appears that your selling stockholders are engaging in a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise the terms of your offering to provide that all offers and sales by selling stockholders will be made at the disclosed fixed price for the duration of the offering, including on the prospectus cover page and in the Prospectus Summary, Selling Security Holders, Market for Common Equity and Plan of Distribution sections of your prospectus.

5. There are numerous references throughout the filing to current customers, suppliers, products and business activity. In addition, throughout the filing you imply an inappropriate degree of certainty regarding the development of your business operations. As examples only, and not as an exhaustive list, we note the following:

   - On page I-2, you refer to "our products," "our merchandise," "our profit margins" and the intention to "grow and expand our business."
   - On page I-3, you reference your ability to differentiate your products "has been a factor in attracting consumers";

- On page I-3 you state that the poor performance of the U.S. and global economies "have adversely impacted [y]our business…," purchases of "our products are discretionary for our clients" and "the vast majority of our revenues are derived from working class families";
- On page I-5 you refer to your "ability to maintain consistent business" and state that a strength of your business is "the quality of [y]our silk and costume jewelry..."
- On page I-17, you state that you "will maintain our website," "will provide silk products and costume jewelry" and "will be purchasing our silk and costume jewelry products from manufacturers."
- On page I-20, you state that you "will be implementing its business plan," "will be ordering our products through wholesalers," "will keep selected merchandise in stock" and "will stock only that merchandise that has a high turnover."

Considering you have not commenced operations nor have any current customers, suppliers or products, these statements seem to be inappropriate. Please amend your disclosure throughout the filing to remove any references to current customers, suppliers, products or business activities. Please also revise any statements that suggest an inappropriate degree of certainty regarding the development of your business operations, for example by changing such references from "will" to "intend to." In addition, please state clearly in the Prospectus Summery, Business and Plan of Operation sections that you currently have no operations, no operational website, no customers, no suppliers and no products.

Prospectus Cover Page, page ii

6. Please disclose that you have received a going concern opinion from your auditor.

7. Please disclose whether you reserve the right to extend the duration of the offering.

8. Please include the disclosure required by Item 510(b)(10) of Regulation S-K.

Table of Contents, page iii

9. Please move the dealer prospectus delivery obligation disclosure language to the prospectus back cover page. Please refer to Item 502(b) of Regulation S-K.

Prospectus Summary, page I-2

10. Please revise to clarify that the summary section highlights those aspects of the offering that are the most significant rather than "certain" information. Please see the Instruction to Item 503(a) of Regulation S-K.

11. Please identify the countries or regions from where you intend to import silk and gold costume jewelry.

12. Please revise your statement that "[w]e are offering to sell up to 840,000 shares," as the selling stockholders, and not the company, are offering such shares.

13. Please disclose that Ms. Harrison, your principal executive officer, principal financial officer, sole director and owner of 54% of your outstanding stock, independently has the ability to control the operations of the company, including the election of directors. Please include a risk factor discussing this risk to investors, as well.

Risk Factors, page I-2

General

14. Please tell us what consideration you gave to including a risk factor discussing any material cyber-security risks related to your company and your business. In this regard we note that all your sales will be conducted over the internet.

15. Please tell us what consideration you gave to including a risk factor discussing any material risk posed by the fact that your executive officers have limited experience in the silk and costume jewelry industry.

Risks Relating to Our Business, page I-2

Because the jewelry industry in general is affected by fluctuations …, page I-2

16. We note your disclosure in this risk factor that your financial results may be affected by a disruption in your supply of gold and other commodities. We also note your disclosure on page I-17 that your operations are not dependent on raw materials and it is your suppliers that bear the risk of fluctuating gold and silk worm supplies. Please amend your disclosure to make these statements consistent throughout the filing, for example by explaining how your financial results could be affected by changes in the prices of gold and other commodities.

Our success depends in part upon the continued growth…, page I-3

17. This risk factor seems to only identify the risk associated with the costume jewelry and silk products industry. Please discuss how the risk affects your business or the securities being offered. Please see Item 503(c) of Regulation S-K.

We occupy our business under a month to month rental…, page I-5

18. Your disclosure in this section seems to suggest that your business conducts sales out of a physical store-front. However, on page I-2 and throughout your filing, you state that you will engage in internet sales of silk and gold products. Please revise to make your disclosure consistent throughout, or please advise us as to why the current disclosure is appropriate.

Selling Security Holders, page I-9

19. We note your disclosure that each selling shareholder acquired his or her shares in a private placement transaction under section 4(2) of the Securities Act. Please disclose the dates on which each selling shareholder received his or her respective allotment of shares. In this regard, we note this disclosure appears on page II-1.

Directors, Executive Officers, Promoters and Control Persons, page I-12

20. Please revise to describe the business experience of Ms. Harrison and Ms. Williams for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Interest of Named Experts and Counsel, page I-16

21. In the second sentence, please also disclose that Ms. Harrison is your chief financial officer, chief accounting officer and sole director, as well as the number and percentage of outstanding shares she owns. Please also expand your disclosure regarding the potential conflict of interest "between her legal clients and that of our company" to clarify that she may have a conflict of interest between serving as an officer and sole director of a company that desires to have an effective registration statement and serving as legal counsel to such company and rendering the legal opinion that is required in order for such registration statement to become effective. Refer to Item 509 of Regulation S-K.

Organization Within Last Five Years, page I-16

22. The disclosure in the last paragraph of this section conflicts with the disclosure in the Certain Relationships and Related Party Transactions section. Please delete this paragraph, or revise for consistency and accuracy.

Our Business, page I-17

(1) Principal Services and Their Markets

23. Please revise this section to enhance the description of your business. For example, include a description of the manner in which you intend to obtain your products, the types

of silk products and jewelry you plan to offer for sale, from whom you intend to obtain your products, whether or not you plan to maintain an inventory of products, how you intend to distribute the products, and any contractual relationships you plan on entering with suppliers or wholesalers and whether any such contracts are currently in place.

(10) Research and Development During Our Last Fiscal Year, page I-18

24. Please estimate the amount spent during the time period covered in this filing on research and development activities. In this regard we note your disclosure that your officers and directors and largest shareholders have performed research on products from the various sources and website development since your inception. Please see Item 101(h)(x) of Regulation S-K.

Plan of Operation, page I-20

25. Please revise to disclose the amount and source of funds required to implement each stage of your plan of operation, including building an operational website, purchasing products from suppliers, acquiring inventory and providing storage for products, and contracting with and paying a third party credit card processor. In addition, please include in your plan of operation when and how you plan to establish relationships with suppliers, and the associated costs. Finally, in the last sentence of the second paragraph of this section, please disclose, if true, that your officers, directors and "large shareholder" have no contractual obligation to invest in or loan money to you and, accordingly, revise your indication that they "will" do so.

26. Please include a discussion of the economic or industry-wide factors relevant to your proposed business operations, provide insight into material opportunities, challenges and risks on which management is most focused for both the short term and long term as well as the actions it is taking to address such opportunities, challenges and risks. In addition, please enhance your discussion to disclose or discuss in more detail:

- the costs associated with the build-out of your website and the marketing of your company and any other any significant components of revenues or expenses, known trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income from continuing operations;
- any material commitments for capital expenditures.

Liquidity & Capital Resources, page I-21

27. We note that your auditors have issued a going concern opinion. Please disclose your rate of negative cash flow per month and management's belief as to the period of time that available cash can sustain your current operations. In addition, please disclose the amount of cash you currently have; in this regard, we note your statement that your

"liquidity is provided by the initial investment from our subscribing shareholders."
Please refer to Item 303(a) of Regulation S-K.

Certain Relationships and Related Transactions, page I-22

28. We note that your president paid your "incorporation and website costs and is currently in our financial statements as an account payable." Please disclose the information required by Item 404 of Regulation S-K, including the dollar amounts involved in such transactions. Please indicate whether Ms. Harrison's payments of such amounts constitute indebtedness of the company or otherwise.

Disclosure Controls and Procedures, page I-24

29. We note your disclosure in this section regarding your disclosure controls and procedures. Please remove this section from your filing, as Form S-1 does not call for disclosure under Item 307 of Regulation S-K, and it may be confusing to investors or otherwise inappropriate. This comment applies to the disclosure under the section "Internal Control Over Financial Reporting," as well.

Item 15. Recent Sales of Unregistered Securities, page II-2

30. Please also disclose in this section the sales of securities to your officers and directors, or tell us why such disclosure is not required.

Report of Independent Accountants, page F-2

31. Your independent accountant's report should indicate that you are in the development stage and the period covered by your statements of operations, changes in stockholders' equity and cash flows is from your inception on January 15, 2014, to the period ended January 31, 2014, if correct. Please have your accountant revise its report.

Financial Statements, page F-3

32. Your financial statements should be identified as those of a development stage entity and your statements of operations, changes in stockholders' equity and cash flows should identify the period covered is from inception on January 15, 2014 to the period ended January 31, 2014, if correct. Please revise. Reference is made to ASC 915-205.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director